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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           for the month of June, 2001
                                            ----



                            FANTOM TECHNOLOGIES INC.
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                 (Translation of registrant's name into English)



                                1110 Hansler Road
                        Welland, Ontario, Canada L3B 5S1
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


  Form 20-F           X                          Form 40-F
               -----------------                              ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934.

    Yes                                            No              X
                --------------                              ---------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ---------------
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              FANTOM TECHNOLOGIES INC.


Date:  June 1, 2001                           by:  "Walter J. Palmer"
                                                --------------------------------
                                                   Walter J. Palmer
                                                   Secretary
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                                    ITEM LIST


1. Third Quarter Report to Shareholders for the nine months ended March 31, 2001